Exhibit 99.1

GDS Reports

First Quarter 2026 Results

GDS Holdings Limited Reports First Quarter 2026 Results

Shanghai, China, May 20, 2026 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Net revenue increased by 23.6% year-over-year (“Y-o-Y”) to RMB3,367.1 million (US$488.1 million) in the first quarter of 2026 (1Q2025: RMB2,723.2 million). Net revenue excluding some one-time items was RMB2,938.0 million (US$425.9 million), an increase of 7.9% Y-o-Y.

•	Net income increased by 247.1% Y-o-Y to RMB2,652.1 million (US$384.5 million) in the first quarter of 2026 (1Q2025: RMB764.1 million).

•	Net income margin was 78.8% in the first quarter of 2026 (1Q2025: 28.1%).

•	Adjusted EBITDA (non-GAAP) increased by 47.2% Y-o-Y to RMB1,948.7 million (US$282.5 million) in the first quarter of 2026 (1Q2025: RMB1,323.8 million). Adjusted EBITDA (non-GAAP) excluding some one-time items was RMB1,430.3 million (US$207.3 million), an increase of 8.0% Y-o-Y. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 57.9% in the first quarter of 2026 (1Q2025: 48.6%). Adjusted EBITDA margin (non-GAAP) excluding some one-time items was 48.7%.

First Quarter 2026 Operating Highlights

•	Total area committed and pre-committed increased by 11.7% Y-o-Y to 725,485 sqm as of March 31, 2026 (March 31, 2025: 649,561 sqm).

•	Area utilized increased by 12.7% Y-o-Y to 520,929 sqm as of March 31, 2026 (March 31, 2025: 462,423 sqm).

•	Area in service increased by 10.4% Y-o-Y to 674,269 sqm as of March 31, 2026 (March 31, 2025: 610,685 sqm)

•	Utilization rate (area utilized divided by area in service) was 77.3% as of March 31, 2026 (March 31, 2025: 75.7%).

“We started 2026 with very strong sales,” said Mr. William Huang, Chairman and Chief Executive Officer of GDS. “During the first quarter, we recorded net new bookings of around 200MW, the highest level ever for a single quarter. With AI infrastructure demand intensifying, we believe GDS is uniquely positioned to capture the next phase of growth.”

“In the first quarter, our revenue increased by 7.9% and adjusted EBITDA grew by 8.0% year-over-year (excluding some one-time items),” added Mr. Dan Newman, Chief Financial Officer. “During the quarter, we further enhanced our financial flexibility through the sale of DayOne shares and a private placement of convertible preferred shares. These initiatives will support our core business expansion and create sustainable, long-term value for our stakeholders.”

First Quarter 2026 Financial Results

Net revenue in the first quarter of 2026 was RMB3,367.1 million (US$488.1 million), a 23.6% increase over the same period last year of RMB2,723.2 million. Net revenue excluding some one-time items was RMB2,938.0 million (US$425.9 million), an increase of 7.9% over the same period last year. The normalized Y-o-Y increase was mainly due to continued ramp-up of our data centers.

Cost of revenue in the first quarter of 2026 was RMB2,235.6 million (US$324.1 million), a 7.6% increase over the same period last year of RMB2,078.3 million. The Y-o-Y increase was in line with the continued ramp-up of our data centers.

Gross profit was RMB1,131.5 million (US$164.0 million) in the first quarter of 2026, a 75.5% increase over the same period last year of RMB644.8 million. Gross profit excluding some one-time items was RMB702.4 million (US$101.8 million), an increase of 8.9% Y-o-Y.

Gross profit margin was 33.6% in the first quarter of 2026, or 23.9% excluding some one-time items, compared with 23.7% in the same period last year.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,952.0 million (US$283.0 million) in the first quarter of 2026, a 34.1% increase over the same period last year of RMB1,455.4 million. Adjusted GP excluding some one-time items was RMB1,522.9 million (US$220.8 million), an increase of 4.6% over the same period last year. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 58.0% in the first quarter of 2026, or 51.8% excluding some one-time items, compared with 53.4% in the same period last year. The normalized Y-o-Y decrease was mainly due to a higher level of utility costs as a percentage of net revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB11.6 million (US$1.7 million), were RMB24.9 million (US$3.6 million) in the first quarter of 2026, a 4.8% decrease over the same period last year of RMB26.2 million (excluding share-based compensation of RMB6.6 million). The Y-o-Y decrease was mainly due to lower level of sales and marketing activities despite the record level of new bookings.

General and administrative expenses, excluding share-based compensation expenses of RMB44.8 million (US$6.5 million), depreciation and amortization expenses of RMB50.1 million (US$7.3 million) and operating lease cost relating to prepaid land use rights of RMB14.1 million (US$2.0 million), were RMB68.4 million (US$9.9 million) in the first quarter of 2026, a 38.3% decrease over the same period last year of RMB111.0 million (excluding share-based compensation expenses of RMB47.6 million, depreciation and amortization expenses of RMB64.8 million and operating lease cost relating to prepaid land use rights of RMB15.6 million). The Y-o-Y decrease was mainly due to cost savings at the corporate level during the first quarter of 2026.

Research and development costs were RMB9.6 million (US$1.4 million) in the first quarter of 2026, compared with RMB7.9 million in the same period last year.

Net interest expenses for the first quarter of 2026 were RMB379.8 million (US$55.1 million), a 14.0% decrease over the same period last year of RMB441.5 million. The Y-o-Y decrease was mainly due to lower interest rates as well as higher interest income.

Foreign currency exchange loss for the first quarter of 2026 was RMB1.4 million (US$0.2 million), compared with foreign currency exchange gain of RMB1.0 million in the same period last year.

Others, net for the first quarter of 2026 was RMB97.6 million (US$14.2 million), compared with RMB9.7 million in the same period last year. The increase was mainly due to some one-time items recorded in the first quarter of 2026.

Gain on deconsolidation of subsidiaries for the first quarter of 2026 was nil, compared with RMB1,057.0 million in the same period last year. The Y-o-Y decrease was mainly due to the gain on the deconsolidation of the underlying projects for the ABS transaction during the first quarter of 2025.

Income tax expenses for the first quarter of 2026 were RMB108.7 million (US$15.8 million), compared with RMB199.7 million in the same period last year. The Y-o-Y decrease was mainly due to the income tax incurred as a result of intra-group transfer of interests in subsidiaries in preparation for the C-REIT IPO in the first quarter of 2025.

Share of results of equity method investees for the first quarter of 2026 was an income of RMB2,136.5 million (US$309.7 million), mainly arising from the dilution gain on our investment in DayOne Data Centers Limited (“DayOne”) following the completion of part of DayOne’s Series C Convertible Preferred Share issue as well as the partial sale of DayOne ordinary shares during the first quarter of 2026, compared with a loss of RMB27.7 million in the same period last year.

Net income in the first quarter of 2026 was RMB2,652.1 million (US$384.5 million), compared with RMB764.1 million in the same period last year.

Basic income per ordinary share in the first quarter of 2026 was RMB1.67 (US$0.24), compared with RMB0.49 in the same period last year.

Diluted income per ordinary share in the first quarter of 2026 was RMB1.32 (US$0.19), compared with RMB0.43 in the same period last year.

Basic income per American Depositary Share (“ADS”) in the first quarter of 2026 was RMB13.33 (US$1.93), compared with RMB3.91 in the same period last year.

Diluted income per American Depositary Share (“ADS”) in the first quarter of 2026 was RMB10.58 (US$1.53), compared with RMB3.47 in the same period last year.

Adjusted EBITDA (non-GAAP) is defined as net income (loss) excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, impairment losses of long-lived assets, share of results of equity method investees and gain on deconsolidation of subsidiaries. Adjusted EBITDA was RMB1,948.7 million (US$282.5 million) in the first quarter of 2026, a 47.2% increase over the same period last year of RMB1,323.8 million. Adjusted EBITDA excluding some one-time items was RMB1,430.3 million (US$207.3 million), an increase of 8.0% over the same period last year.

Adjusted EBITDA margin (non-GAAP) was 57.9% in the first quarter of 2026, or 48.7% excluding some one-time items, compared with 48.6% in the same period last year. The normalized Y-o-Y increase was mainly due to cost savings at the corporate level.

Liquidity

As of March 31, 2026, cash and cash equivalents were RMB14,822.5 million (US$2,148.8 million).

Total short-term debt was RMB9,368.9 million (US$1,358.2 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB3,222.8 million (US$467.2 million), current portion of convertible bonds payable of RMB4,284.9 million (US$621.2 million) and the current portion of finance lease and other financing obligations of RMB1,861.3 million (US$269.8 million). Total long-term debt was RMB36,527.7 million (US$5,295.4 million), comprised of long-term borrowings (excluding current portion) of RMB23,200.2 million (US$3,363.3 million), non-current portion of convertible bonds payable of RMB7,683.1 million (US$1,113.8 million) and the non-current portion of finance lease and other financing obligations of RMB5,644.4 million (US$818.3 million).

During the first quarter of 2026, the Company obtained new debt financing and refinancing facilities of RMB460.0 million (US$66.7 million).

First Quarter 2026 Operating Results

Sales

Total area committed and pre-committed at the end of the first quarter of 2026 was 725,485 sqm, compared with 649,561 sqm at the end of the first quarter of 2025 and 670,106 sqm at the end of the fourth quarter of 2025, an increase of 11.7% Y-o-Y and an increase of 8.3% quarter-over-quarter (“Q-o-Q”), respectively. In the first quarter of 2026, gross additional total area committed was 59,342 sqm. Net additional total area committed was 55,379 sqm.

Data Center Resources

Area in service at the end of the first quarter of 2026 was 674,269 sqm, compared with 610,685 sqm at the end of the first quarter of 2025 and 668,283 sqm at the end of the fourth quarter of 2025, an increase of 10.4% Y-o-Y and an increase of 0.9% Q-o-Q, respectively.

Area under construction at the end of the first quarter of 2026 was 118,411 sqm, compared with 132,208 sqm at the end of the first quarter of 2025 and 73,994 sqm at the end of the fourth quarter of 2025, a decrease of 10.4% Y-o-Y and an increase of 60.0% Q-o-Q, respectively.

Commitment rate for area in service was 92.8% at the end of the first quarter of 2026, compared with 90.9% at the end of the first quarter of 2025 and 93.0% at the end of the fourth quarter of 2025. Pre-commitment rate for area under construction was 84.4% at the end of the first quarter of 2026, compared with 71.6% at the end of the first quarter of 2025 and 66.1% at the end of the fourth quarter of 2025.

Move-In

Area utilized at the end of the first quarter of 2026 was 520,929 sqm, compared with 462,423 sqm at the end of the first quarter of 2025 and 504,843 sqm at the end of the fourth quarter of 2025, an increase of 12.7% Y-o-Y and an increase of 3.2% Q-o-Q, respectively. In the first quarter of 2026, gross additional area utilized was 19,405 sqm. Net additional area utilized was 16,086 sqm.

Utilization rate for area in service was 77.3% at the end of the first quarter of 2026, compared with 75.7% at the end of the first quarter of 2025 and 75.5% at the end of the fourth quarter of 2025.

Partial Sale of DayOne Ordinary Shares

During the first quarter of 2026, the Company completed the US$385 million partial sale of ordinary shares of DayOne, an independent Singapore-headquartered hyperscale data center platform in which the Company holds a minority equity investment. The ordinary shares were repurchased by DayOne at DayOne’s Series C convertible preferred share new issue price.

Subsequently in April 2026, following the closing of an upsizing of DayOne’s Series C new issue, the market value of our remaining equity interest in DayOne is over US$2.2 billion based on DayOne’s Series C new issue price. As of April 29, 2026, when we filed our 2025 annual report, we owned an equity interest in DayOne of approximately 19.9%.

Private Placement of US$300 million Convertible Preferred Shares

During the first quarter of 2026, the Company completed a private placement of US$300 million of Series B convertible preferred shares to Huatai Capital Investment Limited, a Chinese institutional investor, with a minimum 3.75% p.a. dividend during the first six years from the issuance date, and a conversion price of approximately US$54.43 per GDS ADS, subject to certain adjustments.

Business Outlook

The Company confirms that the previously provided guidance of total revenues for the year of 2026 of RMB12,400 million – RMB12,900 million, Adjusted EBITDA of RMB5,750 million – RMB6,000 million and capex of around RMB9,000 million remain unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on May 20, 2026 (8:00 p.m. Beijing Time on May 20, 2026) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BIdae3e37d5e2a42a7b9679deaf921ff79

A live and archived webcast of the conference call will be available on the Company's investor relations website at https://investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance (primarily gain or loss on deconsolidation of subsidiaries and share of results of equity method investees), whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue. In addition, we exclude the income (loss) from discontinued operations from our Adjusted EBITDA and Adjusted EBITDA margin to measure our financial performance from continuing operations, which will be consistent with our future financial performance disclosure.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of income (loss) from discontinued operations, net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, impairment losses of long-lived assets, gain on deconsolidation of subsidiaries and share of results of equity method investees, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation, share of results of equity method investees and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook” set forth in this press release.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 26-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a minority equity interest in DayOne Data Centers Limited, an independent Singapore-headquartered hyperscale data center platform.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS Holdings’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of GDS Holdings’ major equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business operations of its major equity investees, such as South East Asia; GDS Holdings’ ability to monetize its existing data center assets through transactions such as public REITs, ABS Schemes, data center funds, joint ventures, sale and lease-back arrangements and private asset sales; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2025	As of March 31, 2026
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	14,305,958	14,822,493	2,148,810
Accounts receivable, net of allowance for credit losses	2,467,358	2,957,449	428,740
Value-added-tax (“VAT”) recoverable	284,967	290,929	42,176
Prepaid expenses and other current assets	1,489,174	5,512,007	799,073
Total current assets	18,547,457	23,582,878	3,418,799
Non-current assets
Long-term investments in equity investees	10,052,348	9,337,471	1,353,649
Property and equipment, net	38,053,824	37,874,775	5,490,689
Prepaid land use rights, net	16,119	16,000	2,320
Operating lease right-of-use assets	4,831,624	4,810,838	697,425
Goodwill and intangible assets, net	5,461,058	5,422,296	786,068
Other non-current assets	3,036,068	3,090,494	448,027
Total non-current assets	61,451,041	60,551,874	8,778,178
Total assets	79,998,498	84,134,752	12,196,977
Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,951,734	3,222,777	467,205
Convertible bonds payable, current	0	4,284,871	621,176
Accounts payable	1,932,177	1,911,943	277,174
Accrued expenses and other payables	1,437,173	1,248,513	180,996
Operating lease liabilities, current	110,133	106,538	15,445
Finance lease and other financing obligations, current	697,142	1,861,268	269,827
Total current liabilities	7,128,359	12,635,910	1,831,823
Non-current liabilities
Long-term borrowings, excluding current portion	23,363,213	23,200,181	3,363,320
Convertible bonds payable, non-current	12,144,371	7,683,099	1,113,815
Operating lease liabilities, non-current	1,203,487	1,183,205	171,529
Finance lease and other financing obligations, non-current	7,053,979	5,644,402	818,266
Other long-term liabilities	1,368,028	1,346,196	195,157
Total non-current liabilities	45,133,078	39,057,083	5,662,087
Total liabilities	52,261,437	51,692,993	7,493,910
Mezzanine equity
Redeemable preferred shares	1,056,663	3,119,496	452,232
Total mezzanine equity	1,056,663	3,119,496	452,232
GDS Holdings Limited shareholders' equity
Ordinary shares	562	562	81
Additional paid-in capital	31,706,498	31,736,579	4,600,838
Accumulated other comprehensive loss	(829,319)	(869,439)	(126,042)
Accumulated deficit	(5,094,729)	(2,446,027)	(354,600)
Total GDS Holdings Limited shareholders' equity	25,783,012	28,421,675	4,120,277
Non-controlling interests	897,386	900,588	130,558
Total equity	26,680,398	29,322,263	4,250,835
Total liabilities, mezzanine equity and equity	79,998,498	84,134,752	12,196,977

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Net revenue
Service revenue	2,722,908	2,920,291	3,366,680	488,066
Equipment sales	250	1,411	419	61
Total net revenue	2,723,158	2,921,702	3,367,099	488,127
Cost of revenue	(2,078,333)	(2,309,275)	(2,235,580)	(324,091)
Gross profit	644,825	612,427	1,131,519	164,036
Operating expenses
Selling and marketing expenses	(32,764)	(42,390)	(36,560)	(5,300)
General and administrative expenses	(238,936)	(199,038)	(177,438)	(25,723)
Research and development expenses	(7,889)	(7,732)	(9,562)	(1,386)
Impairment losses of long-lived assets	0	(1,561,235)	0	0
Income (loss) from operations	365,236	(1,197,968)	907,959	131,627
Other income (expenses):
Net interest expenses	(441,477)	(412,919)	(379,847)	(55,066)
Foreign currency exchange gain (loss), net	1,018	(261)	(1,396)	(202)
Others, net	9,685	3,167	97,614	14,151
Gain (loss) on deconsolidation of subsidiaries	1,057,045	(62,245)	0	0
Income (loss) before income taxes and share of results of equity method investees	991,507	(1,670,226)	624,330	90,510
Income tax expenses	(199,701)	(23,283)	(108,706)	(15,759)
Share of results of equity method investees	(27,732)	1,230,749	2,136,513	309,729
Net income (loss)	764,074	(462,760)	2,652,137	384,480
Net income attributable to non-controlling interests	(1,053)	(4,293)	(3,435)	(498)
Net income (loss) attributable to GDS Holdings Limited shareholders	763,021	(467,053)	2,648,702	383,982
Cumulative dividend on redeemable preferred shares	(13,455)	(13,566)	(24,521)	(3,555)
Net income (loss) available to GDS Holdings Limited ordinary shareholders	749,566	(480,619)	2,624,181	380,427
Income (loss) per ordinary share
Basic	0.49	(0.31)	1.67	0.24
Diluted	0.43	(0.31)	1.32	0.19

Weighted average number of ordinary share outstanding
Basic	1,484,257,047	1,554,302,551	1,554,302,551	1,554,302,551
Diluted	1,797,675,770	1,554,302,551	2,031,672,616	2,031,672,616

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Net income (loss)	764,074	(462,760)	2,652,137	384,480
Foreign currency translation adjustments, net of nil tax	16,434	103,487	130,646	18,940
Amounts reclassified from accumulated other comprehensive loss	0	(21,175)	(17,334)	(2,513)
Other comprehensive (loss) income from share of results of equity method investees	(3,394)	16,424	(153,665)	(22,277)
Comprehensive income (loss)	777,114	(364,024)	2,611,784	378,630
Comprehensive income attributable to non-controlling interests	(1,161)	(4,180)	(3,202)	(464)
Comprehensive income (loss) attributable to GDS Holdings Limited shareholders	775,953	(368,204)	2,608,582	378,166

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026
	RMB	RMB	RMB	US$
Net income (loss)	764,074	(462,760)	2,652,137	384,480
Depreciation and amortization	856,519	885,229	831,815	120,588
Amortization of debt issuance cost and debt discount	31,804	26,454	20,116	2,916
Share-based compensation expense	61,977	85,494	83,821	12,151
Share of results of equity method investees	27,732	(1,230,749)	(2,136,513)	(309,729)
(Gain) loss on deconsolidation of subsidiaries	(1,057,045)	62,245	0	0
Impairment losses of long-lived assets	0	1,561,235	0	0
Others	8,172	(12,801)	16,709	2,422
Changes in operating assets and liabilities	86,839	69,210	(1,020,394)	(147,927)
Net cash provided by (used in) operating activities	780,072	983,557	447,691	64,901
Purchase of property and equipment and land use rights	(1,009,328)	(914,640)	(770,045)	(111,633)
(Payments) receipts related to acquisitions and investments	(360,085)	(9,828)	2,694,346	390,598
Purchases of time deposits	0	(674,910)	(4,414,802)	(640,012)
Maturities of time deposits	0	0	657,343	95,295
Net cash used in investing activities	(1,369,413)	(1,599,378)	(1,833,158)	(265,752)
Net cash provided by financing activities	275,032	1,508,285	1,881,331	272,737
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(242)	(38,135)	(79,342)	(11,503)
Net (decrease) increase of cash and cash equivalents and restricted cash	(314,551)	854,329	416,522	60,383
Cash and cash equivalents and restricted cash at beginning of period	8,093,530	13,586,698	14,441,027	2,093,509
Cash and cash equivalents and restricted cash at end of period	7,778,979	14,441,027	14,857,549	2,153,892

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended
	March 31, 2025		December 31, 2025		March 31, 2026
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Gross profit	644,825	23.7	612,427	21.0	1,131,519	164,036	33.6
Depreciation and amortization	790,737	29.0	827,079	28.2	781,191	113,249	23.2
Operating lease cost relating to prepaid land use rights	12,016	0.4	11,564	0.4	12,921	1,873	0.4
Accretion expenses for asset retirement costs	1,828	0.1	1,776	0.1	1,855	269	0.1
Share-based compensation expenses	6,016	0.2	25,045	0.9	24,552	3,559	0.7
Adjusted GP	1,455,422	53.4	1,477,891	50.6	1,952,038	282,986	58.0

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended
	March 31, 2025		December 31, 2025		March 31, 2026
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Net income (loss)	764,074	28.1	(462,760)	(15.8)	2,652,137	384,480	78.8
Net interest expenses	441,477	16.2	412,919	14.1	379,847	55,066	11.3
Income tax expenses	199,701	7.3	23,283	0.8	108,706	15,759	3.2
Share of results of equity method investees	27,732	1.0	(1,230,749)	(42.1)	(2,136,513)	(309,729)	(63.5)
(Gain) loss on deconsolidation of subsidiaries	(1,057,045)	(38.8)	62,245	2.1	0	0	0.0
Depreciation and amortization	856,519	31.4	885,229	30.3	831,815	120,588	24.7
Operating lease cost relating to prepaid land use rights	27,584	1.0	26,951	0.9	27,018	3,917	0.8
Accretion expenses for asset retirement costs	1,828	0.1	1,776	0.1	1,855	269	0.1
Share-based compensation expenses	61,977	2.3	85,494	2.9	83,821	12,151	2.5
Impairment losses of long-lived assets	0	0.0	1,561,235	53.4	0	0	0.0
Adjusted EBITDA	1,323,847	48.6	1,365,623	46.7	1,948,686	282,501	57.9